Exhibit 99.1

Asia Entertainment & Resources Ltd. Completes Acquisition of King’s Gaming Promotion Limited’s VIP Room in the Venetian Macau

HONG KONG—(BUSINESS WIRE)— Asia Entertainment & Resources Ltd. (“AERL”) (NASDAQ:AERL - News), which operates through its subsidiaries and related promoter companies as a VIP room gaming promoter, today announced that, through AERL's wholly-owned subsidiary, it has completed the acquisition of 100% of the profit interest in the operations of King’s Gaming Promotion Limited (“KGP”), a Macau-based VIP room gaming promoter that currently operates one room with five tables at the Venetian Macao-Resort-Hotel on the Cotai Strip. KGP has been successful in maintaining an average Rolling Chip Turnover of approximately HK$1 billion (approximately US$129 million) per month over the past ten months under a fixed 1.25% commission on Rolling Chip Turnover.

As a result of the acquisition closing on November 15, AERL has the right to all of the profit interest of KGP dating back to November 1. Following the completion of the KGP acquisition, AERL has approximately 22.5 million total shares outstanding.

“The addition of this VIP gaming room will enhance our ability to serve our existing customers, and by combining our operations and network of agents with that of King’s Gaming, we can expand our presence in the Macau VIP gaming market into the Cotai Strip, ultimately providing our shareholders with long-term value,” said AERL Chairman Lam. “The acquisition, combined with our recent successful warrant redemption and capital raise, has positioned us well for future growth.”

With the completion of the KGP acquisition, AERL reiterates its preliminary guidance of expecting 2011 Rolling Chip Turnover of US$1.15 billion per month and full year net income of US$55-60 million.

About Asia Entertainment & Resources Ltd.

AERL, formerly known as CS China Acquisition Corp., acquired Asia Gaming & Resort Limited (“AGRL”) on February 2, 2010. AGRL is an investment holding company of subsidiaries that, through profit interest agreements with affiliated companies known as VIP gaming promoters, are entitled to receive all of the profits of the VIP gaming promoters from VIP gaming rooms. AGRL’s VIP room gaming promoters currently participate in the promotion of three major luxury VIP gaming facilities in Macau, China, the largest gaming market in the world. One VIP gaming room is located at the top-tier MGM Grand Macau Casino in downtown Macau that is operated by the MGM Grand Paradise S.A. Another Macau VIP gaming facility is located in the luxury 5-star hotel, the Star World Hotel & Casino in downtown Macau, which is operated by Galaxy Casino, S.A. The other VIP gaming room is located at the Venetian Macao-Resort-Hotel on the Cotai Strip.

Forward-Looking Statements

This press release includes forward-looking statements made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 that involve risks and uncertainties. Forward-looking statements are statements that are not historical facts. Such forward-looking statements, based upon the current beliefs and expectations of AERL's management, are subject to risks and uncertainties, which could cause actual results to differ from the forward-looking statements.

Contact:
Asia Entertainment & Resources Ltd.
James Preissler, 646-450-8808
preissj@aerlf.com